Exhibit 99.1

Hepsiburada Announces Appointment of Alexey Shevenkov

as Chief Technology Officer

ISTANBUL, December 1, 2021 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announced the appointment of Alexey Shevenkov as its Chief Technology Officer (CTO), effective December 6, 2021. Current CTO Gürkan Coşkuner will be appointed as the Company’s Chief Information Officer and continue to play a key role in guiding the Company’s technology architecture.

Mr. Shevenkov has significant experience having spent 16 years at Yandex, a leading Russian technology company, most recently as CTO of Yandex.Market, the group’s flagship online marketplace. He joined Yandex as a software developer in 2005 and went on to become head of software engineering in 2009, before assuming the role of CTO of Yandex.Market in 2016. He has overseen and participated in the launch of several e-commerce services at Yandex including Yandex.Market, Yandex.Uslugi, Yandex.Delivery, and Beru. Prior to Yandex, Mr. Shevenkov worked at Luxoft as a software developer. Mr Shevenkov holds a Master’s degree from Bauman Moscow State Technical University.

Murat Emirdağ, CEO, commented: “I am delighted to welcome Alexey to Hepsiburada as our Chief Technology Officer. His vast experience in leading large engineering teams and building scalable e-commerce products will bolster our already market-leading technology infrastructure and help us deepen implementation of AI and machine learning across our ecosystem. Alexey will play a key role in driving business performance, further differentiating our customer experience, and fulfilling our vision of leading the digitalization of e-commerce in Turkey.”

Mr. Emirdağ continued: “Gürkan has been an instrumental leader in building our outstanding technology architecture which underpins the business. I am delighted that we will continue to benefit from his talents as Chief Information Officer, and he will actively help onboard Alexey into his new role.”

Alexey Shevenkov said: "I am excited to be joining the Hepsiburada family at such an important moment, as the company looks to build on its leadership in the Turkish e-commerce market and drive further growth across the business. The team here shares my passion for technology and I can’t wait to work together to improve the already exceptional service we deliver for our customers and partners."

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through Hepsiburada’s embedded digital wallet, HepsiPay. As at the end of September 2021, we had seamlessly connected 39.6 million members and approximately 67 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, Hepsiburada is committed to meaningful action to empower women. Through its ‘Technology Empowerment for Women Entrepreneurs’ program, Hepsiburada reached over 24,000 female entrepreneurs across Turkey to date.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Cem Tanır, Corporate Communications Director

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com

Azadeh Varzi

Caroline Daniel

Nick Beswick